SAGE


03 AUG -5 AM 7:21

03024985

8 July 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
**Washington**
D.C. 20549

**Attention : Filings Desk**

SUPPL

Dear Sir

**Re: Sage Group Limited – File No. 82-4241**
**Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

We refer to the above and enclose a copy of Results of renounceable rights offer dated 7 July 2003.

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely


PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

**D.B. GREEN**

Received by: ____________________ Date: ____________________

C:\CMason\SEC USA.doc

SAGE GROUP LIMITED



# SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa) (Registration number 1970/010541/06)
Share code: SGG ISIN: ZAE000006623 ("Sage Group")

## Results of renounceable rights offer

The results of the renounceable rights offer ("rights offer") of 142 424 242 new ordinary shares of 1 cent each in the capital of Sage Group ("rights shares") at R1,65 per rights share are as follows:

- shareholders in Sage Group ("Sage shareholders"), their renouncees and transferees, subscribed for 74 029 864 rights shares, representing 52% of the total number of rights shares offered;
- the balance of 68 394 378 rights shares available under the rights offer were allocated:

– firstly, in satisfying applications for additional rights shares by Sage shareholders, their renouncees and transferees in full;

– thereafter to the underwriters, namely ABSA Group Limited ("ABSA"), Financial Securities Limited ("FSL"), and a consortium represented by and including AVASA Holdings Limited ("the AVASA Consortium"), in proportion to their underwriting commitments as follows:

- ABSA – 32 382 351 shares representing 8,8%;
- FSL – 31 437 575 shares representing 8,6%;
- The AVASA Consortium – 4 574 452 shares representing 1,2%

of the entire issued share capital of Sage Group.

Dematerialised shareholders' safe custody accounts have been updated and debited by the Central Securities Depository Participants or brokers.

The entitlements due to certificated shareholders will be posted to such shareholders with effect from today, 7 July 2003.

Johannesburg 7 July 2003

**Lead manager**


JPMorgan

**Attorneys**


WERKSMANS
INCORPORATED
(Registration number 1990/007215/21)

**Sponsor**

Grant Thornton Kessel Feinstein
CORPORATE SPONSORS (PTY) LTD

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